April 1, 2016

World Fuel Services Corporation

Form 10-K Filed February 16, 2016

File No. 001-09533

Dear Mr. Schwall:

Reference is made to the comment letter (the “Comment Letter”) dated March 18, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2015, filed by World Fuel Services Corporation (the “Company”) with the Commission via EDGAR on February 16, 2016.

The Company is diligently working to prepare an appropriate response to each of your comments, but in order to allow sufficient time for adequate internal and external review, the Company believes that it will require additional time beyond the ten business days referred to in the Comment Letter.  Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until April 8, 2016.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions at (305) 428-8233.

Sincerely, /s/ R. Alexander Lake
R. Alexander Lake Senior Vice President, General Counsel and Corporate Secretary

Mr. H. Roger Schwall Assistant Director, Office of Natural Resources Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3561

VIA EDGAR

Copy to

Mr. Ira M. Birns Executive Vice President and Chief Financial Officer World Fuel Services Corporation 9800 Northwest 41st Street Miami, Florida 33178

VIA E-MAIL